EXHIBIT 23
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KPMG
KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Consent of Independent Registered Public Accounting Firm
The Board of Directors
HMN Financial, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-64232) on Form S-8 of HMN Financial, Inc. of our report dated June 19, 2008, with respect to the statements of net assets available for benefits of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and the schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan.
/s/ KPMG LLP
Minneapolis, Minnesota
June 19, 2008